SUB-ITEM 77C


The sole shareholder of each of the MFS Massachusetts High Income Tax Fund and MFS New York High Income Tax Fund (each, a "Fund"), each a series of MFS Municipal Series Trust (the "Trust"), took action by unanimous written consent, as permitted by the Trust's Declaration of Trust, July 30, 1999, to approve the following matters:

      The terms of each Investment Advisory Agreement dated July 30, 199, between the Trust on behalf of each Fund and Massachusetts Financial Services Company; and

      The selection of Deloitte & Touche LLP as independent public accountants of each Fund.